FOR IMMEDIATE RELEASE                   Contact:  William Steinhauer, Controller
                                                  Unigene Laboratories, Inc.
                                                  (201) 882-0860


                          UNIGENE LABORATORIES EXTENDS
                         CLASS B WARRANT EXPIRATION DATE



Fairfield, NJ, August 7, 1996 -- Unigene Laboratories, Inc. (Nasdaq:UGNE) today announced that it is extending the expiration date of its Class B Warrants (Nasdaq:UGNEZ) by 30 days to September 10, 1996. Each Class B Warrant is currently exercisable at $3.504 for 1.4269 shares of Common Stock.

Unigene Laboratories, Inc. has developed a proprietary amidation process capable of producing peptide hormones for the treatment of a variety of diseases and disorders including osteoporosis, hypertension and arthritis.